SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 11, 2008

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On September 11, 2008 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s condensed consolidated unaudited financial results for the three and six months ended June 30, 2008. A copy of the registrant’s quarterly report for the three and six months ended June 30, 2008 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Quarterly Report for the three and six months ended June 30, 2008 for Global Crossing (UK) Telecommunications Limited.

Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT FOR THE

THREE AND SIX MONTHS

ENDED JUNE 30, 2008

Global Crossing (UK) Telecommunications Limited

Item 1.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Income Statements (unaudited)

(in thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2007	2008	2007	2008
Revenue	3	£72,843	£80,673	£147,933	£159,075
Cost of sales		(43,139)	(49,628)	(89,446)	(98,220)

Gross profit		29,704	31,045	58,487	60,855

Distribution costs		(3,872)	(4,660)	(7,593)	(8,733)
Administrative expenses		(20,173)	(17,597)	(37,026)	(34,584)

		(24,045)	(22,257)	(44,619)	(43,317)

Operating profit		5,659	8,788	13,868	17,538
Finance revenue		809	1,044	2,088	2,080
Finance charges		(6,854)	(8,639)	(15,562)	(17,374)

(Loss)/profit before tax		(386)	1,193	394	2,244
Tax (charge)/benefit	4	(645)	51	(905)	(193)

(Loss)/profit for the period		£(1,031)	£1,244	£(511)	£2,051

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statements of Changes in Equity (unaudited)

(in thousands)

	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At December 31, 2006	£101	£25,368	£(2,616)	£(219,125)	£(196,272)
Gain on cash flow hedge taken to equity	—	—	49	—	49
Transfers to consolidated income statement on cash flow hedge	—	—	(25)	—	(25)
Loss for the period	—	—	—	(511)	(511)
Share-based payment	—	1,932	—	—	1,932

At June 30, 2007	£101	£27,300	£(2,592)	£(219,636)	£(194,827)

At December 31, 2007	£101	£27,648	£(2,035)	£(220,666)	£(194,952)
Gain on cash flow hedge taken to equity	—	—	818	—	818
Transfers to consolidated income statement on cash flow hedge	—	—	(27)	—	(27)
Profit for the period	—	—	—	2,051	2,051
Share-based payment	—	2,853	—	—	2,853

At June 30, 2008	£101	£30,501	£(1,244)	£(218,615)	£(189,257)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Balance Sheets

(in thousands, except share information)

	December 31, 2007	June 30, 2008
		(unaudited)
Non current assets
Intangible assets, net	£13,351	£12,391
Property, plant and equipment, net	185,719	180,666
Investment in associate	200	200
Retirement benefit asset	961	961
Trade and other receivables (including amounts receivable from related parties of £25,277 and £25,290, respectively)	28,511	28,298

	228,742	222,516

Current assets
Trade and other receivables (including amounts receivable from related parties of £2,659 and £2,792, respectively)	66,237	72,067
Cash and cash equivalents	23,954	27,368

	90,191	99,435

Total assets	£318,933	£321,951

Current liabilities
Trade and other payables (including amounts payable to related parties of £7,832 and £7,587, respectively)	£(65,619)	£(76,204)
Senior secured notes	(1,158)	(5,982)
Deferred revenue	(47,126)	(45,928)
Provisions	(2,137)	(1,883)
Obligations under finance leases	(11,945)	(11,125)
Other debt obligations	(463)	(616)
Derivative financial instrument	(1,048)	(852)

	(129,496)	(142,590)

Non current liabilities
Trade and other payables	(650)	(492)
Senior secured notes	(247,788)	(242,267)
Deferred revenue	(106,961)	(103,080)
Retirement benefit obligation	(3,110)	(2,943)
Provisions	(4,160)	(3,816)
Obligations under finance leases	(20,242)	(15,122)
Other debt obligations	(430)	(472)
Derivative financial instrument	(1,048)	(426)

	(384,389)	(368,618)

Total liabilities	(513,885)	(511,208)

Net liabilities	£(194,952)	£(189,257)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	27,648	30,501
Hedging reserve	(2,035)	(1,244)
Accumulated deficit	(220,666)	(218,615)

Total equity	£(194,952)	£(189,257)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Cash Flow Statements (unaudited)

(in thousands)

	Six Months Ended June 30,
	2007	2008
Operating activities:
(Loss)/profit for the period	£(511)	£2,051
Adjustments for:
Finance costs, net	13,474	15,294
Income tax charge	905	193
Depreciation of property, plant and equipment	17,051	17,500
Amortization of intangible assets	1,572	1,060
Share based payment expense	1,932	2,853
Loss on disposal of property, plant and equipment	266	—
Equity income from associate	(37)	—
Change in provisions	(972)	(730)
Change in operating working capital	(10,081)	(661)
Change in other assets and liabilities	656	(3,417)

Cash generated from operations	24,255	34,143
Interest paid	(16,870)	(16,573)

Net cash provided by operating activities	£7,385	£17,570

Investing activities:
Interest received	£2,380	£1,262
Purchase of property, plant and equipment	(15,901)	(9,450)

Net cash used in investing activities	£(13,521)	£(8,188)

Financing activities:
Loans provided to group companies	£(2,500)	£—
Loans repaid by group companies	6,100	—
Repayment of Senior Secured notes	—	(1,158)
Repayment of capital elements under finance leases	(4,053)	(5,058)
Proceeds from debt obligations	774	474
Repayment of capital element of other debt obligations	—	(226)

Net cash provided by/(used in) financing activities	£321	£(5,968)

Net (decrease)/increase in cash and cash equivalents	£(5,815)	£3,414
Cash and cash equivalents at the beginning of period	40,309	23,954

Cash and cash equivalents at the end of period	£34,494	£27,368

Non cash financing activities:
Capital lease and debt obligations incurred	£5,887	£860

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK” or the “Company”), a company registered in England and Wales, is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies. The Company markets these services through two channels, enterprise services and carrier services.

GCUK is an indirect, wholly owned subsidiary of, and part of a group of companies (“Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited, a company incorporated under the laws of England and Wales, which is an indirect, wholly owned subsidiary of GCL.

On December 23, 2004, Global Crossing (UK) Finance plc (“GC Finance”), a financing subsidiary of GCUK, issued $200.0 million aggregate principal amount of dollar-denominated 10.75 percent senior secured notes due 2014 and £105.0 million aggregate principal amount of sterling-denominated 11.75 percent senior secured notes due 2014 under an indenture dated December 23, 2004, between GC Finance (the “Issuer”), the Company and others and the Bank of New York as Trustee (the “Indenture”). On December 28, 2006, GC Finance issued a further £52.0 million of 11.75 percent Senior Secured Notes due 2014 under the Indenture (collectively, with the senior secured notes issued on December 23, 2004, the “Senior Secured Notes” or “Notes”), the proceeds from which were used to finance the acquisition of the UK operations (“Fibernet”) of Fibernet Group Ltd and its subsidiaries (“Fibernet Group”) from GC Acquisitions Limited (“GC Acquisitions”), an affiliated acquisition vehicle that acquired Fibernet pursuant to an offer that was declared wholly unconditional on October 11, 2006.

2. Accounting Policies

Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB; however, such differences have no impact on the Company’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements have been prepared on the basis of the accounting policies as set forth in the audited consolidated financial statements included within the Company’s 2007 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”). These financial statements are as of and for the three and six month period ended June 30, 2008 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included within the Company’s 2007 annual report on Form 20-F. These condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

2. Accounting Policies (continued)

The Company has adopted the following International Financial Reporting Interpretations Committee (“IFRIC”) interpretations during the period.

IFRIC 12	Service Concession Arrangements

IFRIC 14	Interpretation on IAS 19—Defined Benefit Assets and Minimum Funding Requirement

The principal effects of these changes are as follows:

IFRIC 12	Service Concession Arrangements

IFRIC 12 provides a distinction between those service concession arrangements involving a financial asset and those involving an intangible asset, setting out the accounting treatment required to be adopted in both instances. Adoption of IFRIC 12 has not impacted the results of the Company or its operations.

IFRIC 14	Interpretation on IAS 19—Defined Benefit Assets and Minimum Funding Requirement

IFRIC 14 addresses the interaction between a minimum funding requirement and the limit placed by IAS 19 “Employee Benefits” on the measurement of the defined benefit asset or liability. Adoption of IFRIC 14 has not impacted the results of the Company or its operations.

Recently issued accounting pronouncements

During the six months ended June 30, 2008, and subsequent to that date, the IASB issued the following standards with an effective date after the date of these financial statements:

International Accounting Standards (“IAS”)/IFRS		Effective date

IAS 23	Borrowing Costs	January 1, 2009

Issued in March 2007, IAS 23 requires capitalization of borrowing costs if they are directly attributable to the acquisition, construction or production of a qualifying asset. The option to immediately recognize such costs, as a charge to the income statement, has been discontinued. Adoption of IAS 23 is not expected to materially affect the results of the Company or its operations.

IAS 1 (Amendment)	Presentation of Financial Statements	January 1, 2009

IAS 32 (Amendment)	Financial Instruments: Presentation	January 1, 2009

Issued in February 2008, these amendments to IAS 1 and IAS 32 are relevant to entities that have issued financial instruments that are (i) puttable financial instruments; or (ii) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro-rata share of net assets of the entity only on liquidation. Under IAS 32, subject to certain criteria being met, such instruments will be classified as equity whereas, prior to these amendments, such instruments would have been classified as financial liabilities. Adoption of this amendment to IAS 32 is not expected to materially affect the results of the Company or its operations.

IFRS 2 (Amendment)	Share-based Payment	January 1, 2009

This amendment to IFRS 2, issued in January 2008, clarifies the definition of vesting conditions and the accounting treatment of cancellations by the counterparty to a share-based arrangement. Adoption of this amendment to IAS 2 is not expected to materially affect the results of the Company or its operations.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

2. Accounting Policies (continued)

IFRS 3 (Revised)	Business Combinations	July 1, 2009

IAS 27 (Amendment)	Consolidated and Separate Financial Statements	July 1, 2009

Issued on January 10, 2008, the revised and amended standards (both IFRS 3 and IAS 27) apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual financial reporting period beginning on or after July 1, 2009. Adoption of these standards is not expected to materially affect the results of the Company or its operations.

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement	July 1, 2009

Issued on July 31, 2008, this amendment to IAS 39 clarifies how the existing principles underlying hedge accounting should be applied in certain situations. Adoption of this amendment is not expected to materially affect the results of the Company or its operations.

Improvements to International Financial Reporting Standards 2008	January 1, 2009

On May 22, 2008, the IASB issued its first standard to be published under the IASB’s annual improvement process which is intended to deal with non-urgent, minor amendments to standards. The standard includes 35 amendments, split into those that result in changes to presentation, recognition or measurement and those that are terminology or editorial changes only which the IASB expects to have no or minimal effect on accounting. The Company is in the process of assessing how, if at all, the adoption of this standard will affect its results and operations and any associated disclosure.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenue, expenses and cash flows during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

3. Revenue

Substantially all revenue arises from sales to customers in the UK. Revenues for the three and six months ended June 30, 2007 and 2008 consist of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2008	2007	2008
	(in thousands)		(in thousands)
Provision of telecommunication services	£71,444	£79,204	£145,343	£156,116
Long term indefeasible rights to use (“IRU”) agreements	1,399	1,469	2,590	2,959

Revenue from customers	72,843	80,673	147,933	159,075
Finance revenue	809	1,044	2,088	2,080

Total revenue	£73,652	£81,717	£150,021	£161,155

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

3. Revenue (continued)

The Company operates as one reportable business segment with revenue derived from two types of third party customers, enterprise and carrier customers primarily located within the UK, and from Group Companies. Enterprise customers include public sector clients, participants in the rail industry and other commercial organizations. Carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2008	2007	2008
	(in thousands)		(in thousands)
Enterprise	£60,354	£64,351	£123,855	£127,848
Carrier data	11,097	14,579	21,193	28,040

	71,451	78,930	145,048	155,888
Carrier voice	1,267	1,618	2,635	2,937

Revenue from third party customers	72,718	80,548	147,683	158,825
Revenue from other Group Companies	125	125	250	250

Revenue from customers	£72,843	£80,673	£147,933	£159,075

4. Taxation

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2008	2007	2008
	(in thousands)		(in thousands)
Current income tax:
Current income tax (charge)/benefit	£(275)	£51	£(535)	£(193)
Deferred income tax:
Relating to origination and reversal of temporary differences	(20)	—	—	—
Effect of decreased tax rate	(350)	—	(370)	—

Income tax (charge)/benefit	£(645)	£51	£(905)	£(193)

The current tax credit of £0.1 million for the three months ended June 30, 2008 and the current tax charge of £0.2 million for the six months ended June 30, 2008, respectively, relates to an amount payable to other Group Companies for the surrender of tax relief to offset against the Company’s taxable income in the period (see note 6).

5. Restructuring

The table below details the movements in the restructuring reserve for the six months ended June 30, 2008.

Facility closings
(in thousands)
Balance at December 31, 2007	£5,392
Arising during the period	407
Adjustment from unwinding of discount	59
Utilized in the period	(1,079)

Balance at June 30, 2008	£4,779

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

5. Restructuring (continued)

Restructuring

As a result of the slowdown then taking place in the telecommunications industry, the Board of Directors of GCL approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021.

Restructuring charges are included in administrative expenses in the condensed consolidated income statement.

The discounted facilities closings provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £33.0 million as of June 30, 2008), offset by the discounted anticipated receipts from existing and future third-party subleases. As of June 30, 2008, anticipated third-party sublease receipts were £28.2 million, representing £17.9 million from subleases already entered into and £10.3 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

6. Related parties

Transactions with Group Companies

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”) with Global Crossing Europe Limited (“GCE”). As of December 31, 2007 and June 30, 2008, there were loans of US$50.4 million (equivalent to £25.3 million as at December 31, 2007 and June 30, 2008) due from GCE under this credit agreement. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the operating cash flow, as permitted by and defined in the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, as defined under the Indenture, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the three months ended June 30, 2007 and 2008, total finance revenue of £0.4 million and £0.9 million, respectively, and in the six months ended 30 June, 2007 and 2008 £1.3 million and £1.7 million, respectively, has been recognized in the condensed consolidated income statements in respect of these loans.

There were no loan balances due to other companies in the GC Group as at December 31, 2007 or June 30, 2008.

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. During the three months ended June 30, 2007, £0.3 million of the group’s tax losses available for surrender were utilized by GCUK. In the three months ended June 30, 2008, a £0.1 million credit was recorded which reflects a reduction in a previously recorded charge for such utilization. During the six months ended June 30, 2007 and 2008, £0.5 million and £0.5 million, respectively, of the group’s tax losses available for surrender were utilized by GCUK.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

6. Related Parties (continued)

There have been no material changes in the nature of the related party transactions with other companies in the GC Group during the three and six months ended June 30, 2008. The nature of these transactions are described in the audited consolidated financial statements and related notes included within the Company’s 2007 annual report on Form 20-F.

The following presents a summary of the total (income for)/cost of related party services included in revenue(1), cost of sales(2) and administrative expenses(3) in the condensed consolidated income statements for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2008	2007	2008
	(in thousands)		(in thousands)
Recognition of deferred revenue(1)	£(125)	£(125)	£(250)	£(250)
Voice termination services(2)	80	(28)	(352)	13
Leased asset income(2)	(672)	(652)	(1,321)	(1,217)
Other transactions(3)	154	141	213	267
Corporate services(3)	2,632	1,645	5,332	2,881
Shared resources(3)	—	126	383	212

	£2,069	£1,107	£4,005	£1,906

As at December 31, 2007 and June 30, 2008, the related party receivables balances, excluding loans, were £2.7 million and £2.8 million, respectively, and related party payables balances were £7.8 million and £7.6 million, respectively.

7. Contingencies

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s Board of Directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s condensed consolidated income statements, condensed consolidated balance sheets or condensed consolidated cash flow statements.

8. Guarantee arrangement

There is a fixed and floating charge under the terms of the Indenture over the Company’s assets. Specifically, there is a fixed and floating charge over all property, plant and equipment, intangible assets, and investment in associate except for, among other things, the following:

•	all property, plant and equipment held under finance leases, which totaled £18.8 million and £18.2 million as at December 31, 2007 and June 30, 2008, respectively;

•

property, plant and equipment used exclusively to provide service under (i) contracts in which the counterparty is a UK governmental customer; and (ii) contracts in which the counterparty is a contractor or subcontractor to a UK governmental entity; and

•	property, plant and equipment used exclusively in connection with the Camelot contract.

Assets used exclusively in the provision of services as noted above are not segregated within the network, and are only identified in the event of default.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

8. Guarantee arrangement (continued)

53.6% and 53.2% of total revenues for the three months ended June 30, 2007 and 2008, respectively, and 48.4% and 53.8% of total revenues for the six months ended June 30, 2007 and 2008, respectively, were derived from government departments and our contract with Camelot. However these portions of total revenues are not necessarily indicative of the portions of total property plant and equipment used exclusively to provide such services to UK governmental customers and Camelot.

9. Condensed Consolidated Financial Information

This supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Each of GCUK and Fibernet has guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

The following condensed consolidating financial information of the Company is presented as at December 31, 2007 and June 30, 2008, and for the three and six months ended, June 30, 2007 and 2008 and has separate columns for each of GC Finance (as subsidiary Issuer), GCUK (as parent guarantor) and Fibernet (as subsidiary guarantor).

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidated Financial Information (continued)

	December 31, 2007
Balance sheet	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Non current assets
Intangible assets, net	£2,184	£11,167	£—	£—	£13,351
Property, plant and equipment, net	136,742	48,977	—	—	185,719
Investment in subsidiary and associated undertakings	52,150	—	—	(51,950)	200
Trade and other receivables	26,771	12,453	260,522	(271,235)	28,511
Retirement benefit asset	961	—	—	—	961

	218,808	72,597	260,522	(323,185)	228,742

Current assets
Cash and cash equivalents	13,899	8,013	2,042	—	23,954
Other current assets	51,162	15,658	2,066	(2,649)	66,237

	65,061	23,671	4,108	(2,649)	90,191

Total assets	£283,869	£96,268	£264,630	£(325,834)	£318,933

Current liabilities
Trade and other payables	(330,120)	(7,322)	(2,062)	273,885	(65,619)
Deferred revenue	(33,971)	(13,155)	—	—	(47,126)
Short term debt obligations	(9,870)	(2,538)	(1,158)	—	(13,566)
Other current liabilities	(1,511)	(626)	(1,048)	—	(3,185)

	(375,472)	(23,641)	(4,268)	273,885	(129,496)

Non current liabilities
Deferred revenue	(100,390)	(6,571)	—	—	(106,961)
Long term debt obligations	(11,470)	(1,659)	(255,331)	—	(268,460)
Other non current liabilities	(7,403)	(517)	(1,048)	—	(8,968)

	(119,263)	(8,747)	(256,379)	—	(384,389)

Total liabilities	£(494,735)	£(32,388)	£(260,647)	£273,885	£(513,885)

Net (liabilities)/assets	£(210,866)	£63,880	£3,983	£(51,949)	£(194,952)

Total equity	£(210,866)	£63,880	£3,983	£(51,949)	£(194,952)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidated Financial Information (continued)

	June 30, 2008
Balance sheet	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Non current assets
Intangible assets, net	£2,082	£10,309	£—	£—	£12,391
Property, plant and equipment, net	135,203	45,463	—	—	180,666
Investment in subsidiary and associated undertakings	52,167	—	—	(51,967)	200
Trade and other receivables	26,633	20,341	260,700	(279,376)	28,298
Retirement benefit asset	961	—	—	—	961

	217,046	76,113	260,700	(331,343)	222,516

Current assets
Cash and cash equivalents	15,906	10,325	1,137	—	27,368
Other current assets	69,487	24,622	2,123	(24,165)	72,067

	85,393	34,947	3,260	(24,165)	99,435

Total assets	£302,439	£111,060	£263,960	£(355,508)	£321,951

Current liabilities
Trade and other payables	(353,917)	(23,784)	(2,044)	303,541	(76,204)
Deferred revenue	(33,516)	(12,412)	—	—	(45,928)
Short term debt obligations	(9,568)	(2,173)	(5,982)	—	(17,723)
Other current liabilities	(1,350)	(533)	(852)	—	(2,735)

	(398,351)	(38,902)	(8,878)	303,541	(142,590)

Non current liabilities
Deferred revenue	(98,448)	(4,632)	—	—	(103,080)
Long term debt obligations	(7,913)	(645)	(249,303)	—	(257,861)
Other non current liabilities	(7,025)	(226)	(426)	—	(7,677)

	(113,386)	(5,503)	(249,729)	—	(368,618)

Total liabilities	£(511,737)	£(44,405)	£(258,607)	£303,541	£(511,208)

Net (liabilities)/assets	£(209,298)	£66,655	£5,353	£(51,967)	£(189,257)

Total equity	£(209,298)	£66,655	£5,353	£(51,967)	£(189,257)

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidated Financial Information (continued)

	Three months ended June 30, 2007
Income statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£60,236	£14,189	£—	£(1,582)	£72,843
Cost of sales	(35,836)	(8,885)	—	1,582	(43,139)

Gross profit	24,400	5,304	—	—	29,704
Distribution and administrative expenses	(18,381)	(5,651)	(13)	—	(24,045)

Operating profit/(loss)	6,019	(347)	(13)	—	5,659
Finance charges, net	(8,407)	112	2,250	—	(6,045)

(Loss)/profit before tax	(2,388)	(235)	2,237	—	(386)
Tax charge	(645)	—	—	—	(645)

(Loss)/profit for the period	£(3,033)	£(235)	£2,237	£—	£(1,031)

	Three months ended June 30, 2008
Income statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£66,286	£16,050	£—	£(1,663)	£80,673
Cost of sales	(41,942)	(9,349)	—	1,663	(49,628)

Gross profit	24,344	6,701	—	—	31,045
Distribution and administrative expenses	(17,243)	(4,993)	(21)	—	(22,257)

Operating profit/(loss)	7,101	1,708	(21)	—	8,788
Finance charges, net	(7,861)	(64)	330	—	(7,595)

(Loss)/profit before tax	(760)	1,644	309	—	1,193
Tax benefit	51	—	—	—	51

(Loss)/profit for the period	£(709)	£1,644	£309	£—	£1,244

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidated Financial Information (continued)

	Six months ended June 30, 2007
Income statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£123,237	£27,887	£—	£(3,191)	£147,933
Cost of sales	(75,061)	(17,576)	—	3,191	(89,446)

Gross profit	48,176	10,311	—	—	58,487
Distribution and administrative expenses	(34,084)	(10,520)	(15)	—	(44,619)

Operating profit/(loss)	14,092	(209)	(15)	—	13,868
Finance charges, net	(16,407)	195	2,738	—	(13,474)

(Loss)/profit before tax	(2,315)	(14)	2,723	—	394
Tax charge	(905)	—	—	—	(905)

(Loss)/profit for the period	£(3,220)	£(14)	£2,723	£—	£(511)

	Six months ended June 30, 2008
Income statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£131,640	£30,697	£—	£(3,262)	£159,075
Cost of sales	(83,277)	(18,205)	—	3,262	(98,220)

Gross profit	48,363	12,492	—	—	60,855
Distribution and administrative expenses	(33,661)	(9,638)	(18)	—	(43,317)

Operating profit/(loss)	14,702	2,854	(18)	—	17,538
Finance charges, net	(15,796)	(96)	598	—	(15,294)

(Loss)/profit before tax	(1,094)	2,758	580	—	2,244
Tax charge	(193)	—	—	—	(193)

(Loss)/profit for the period	£(1,287)	£2,758	£580	£—	£2,051

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidated Financial Information (continued)

	Six months ended June 30, 2007
Cash Flow Statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Net cash provided by/(used in) operating activities	£3,875	£6,554	£(16,379)	£13,335	£7,385
Investing activities:
Interest received	2,087	293	13,335	(13,335)	2,380
Purchase of property, plant and equipment and intangible assets	(13,409)	(2,492)	—	—	(15,901)

Net cash (used in)/provided by investing activities	(11,322)	(2,199)	13,335	(13,335)	(13,521)

Financing activities:
Loans repaid by group companies, net	—	3,600	—	—	3,600
Repayments of capital elements under finance leases	(3,415)	(638)	—	—	(4,053)
Proceeds from other debt obligations	774	—	—	—	774

Net cash (used in)/provided by financing activities	(2,641)	2,962	—	—	321

Net (decrease)/increase in cash and cash equivalents	(10,088)	7,317	(3,044)	—	(5,815)
Cash and cash equivalents at the beginning of period	28,704	8,060	3,545	—	40,309

Cash and cash equivalents at the end of period	£18,616	£15,377	£501	£—	£34,494

	Six months ended June 30, 2008
Cash Flow Statement	GCUK (Parent guarantor)	Fibernet (Subsidiary guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Net cash provided by/(used in) operating activities	£4,110	£13,249	£(15,265)	£15,476	£17,570
Investing activities:
Interest received	1,044	176	15,518	(15,476)	1,262
Purchase of property, plant and equipment and intangible assets	(7,469)	(1,981)	—	—	(9,450)

Net cash (used in)/provided by investing activities	(6,425)	(1,805)	15,518	(15,476)	(8,188)

Financing activities:
Loans repaid by/(provided by) group companies, net	8,000	(8,000)	—	—	—
Repayments of capital elements under finance leases	(3,926)	(1,132)	—	—	(5,058)
Senior secured notes, net	—	—	(1,158)	—	(1,158)
Proceeds from other debt obligations	474	—	—	—	474
Repayment of capital element of other debt obligations	(226)	—	—	—	(226)

Net cash provided by/(used in) financing activities	4,322	(9,132)	(1,158)	—	(5,968)

Net increase/(decrease) in cash and cash equivalents	2,007	2,312	(905)	—	3,414
Cash and cash equivalents at the beginning of period	13,899	8,013	2,042	—	23,954

Cash and cash equivalents at the end of period	£15,906	£10,325	£1,137	£—	£27,368

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2007.

All references in this Item 2 to:

•

“we,” “us,” “our,” the “Company” and “GCUK” are to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the Issuer, except where expressly stated otherwise or the context otherwise requires;

•	“Guarantors” are to GCUK and Fibernet and their direct and indirect subsidiaries;

•	“Guarantees” are to the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet” are to, collectively, Fibernet Group Limited (formerly Fibernet Group plc), a company incorporated in England and Wales, and its consolidated subsidiaries at such time;

•	“GCL,” “our parent” and “our parent company” are to Global Crossing Limited, our indirect parent company, a company organized under the laws of Bermuda by which we are indirectly wholly owned;

•	“Group Companies” and “GC Group” are to the group of companies owned directly or indirectly by GCL, including us;

•

“GC Finance” and “the Issuer” are to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, our direct wholly owned finance subsidiary that is the issuer of the Notes guaranteed by the Guarantors and which has no trading activity, except where expressly stated otherwise or the context otherwise requires;

•	“GCE” are to Global Crossing Europe Limited, an affiliated company wholly owed by GCL;

•	“2007 annual report” and “annual report” are to the annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on April 29, 2008;

•

“Initial Notes” are to the 10.75% US dollar denominated senior secured notes and the 11.75% pounds- sterling denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•

“Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28, 2006 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•	“Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes;

•	“Indenture” are to the indenture, dated December 23, 2004, governing the Notes;

•	“Network Rail” are to the Network Rail Infrastructure Limited, the successor to Railtrack plc, as operator of the UK National Railway infrastructure network;

•	“UK” are to the United Kingdom; and

•	“EU” are to the European Union.

Cautionary Note Regarding Forward-Looking Statements

Our disclosure and analysis in this quarterly report on Form 6-K contain certain “forward-looking statements,” as such term is defined in Section 21E of the Securities Exchange Act of 1934. These statements set forth anticipated results based on management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have attempted to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will”, “could” and similar expressions in connection with any discussion of future events or future operating or financial performance or strategies. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services based on Internet Protocol (“IP”) and other technologies and strategies to expand our targeted customer base and broaden our sales channels;

•	the operation of our network, including with respect to the development of IP-based services;

•

our liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures and anticipated levels of indebtedness and the ability to raise capital through financing activities, including capital leases and similar financings;

•

trends related to and management’s expectations regarding results of operations, required capital expenditures, revenues from existing and new lines of business and sales channels, order volumes and cash flows including but not limited to those statements set forth below in this Item 2; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as legal proceedings.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our annual reports on Form 20-F and quarterly reports on Form 6-K. Also note that we provide the following cautionary discussion of risks and uncertainties related to our businesses. These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs and expectations. In addition to the risk factors identified below, the operations and results of our business are subject to general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services. Such risks, uncertainties and other important factors include, among others:

•	the level of competition in the marketplace;

•

technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•

while we believe that economies of scale will allow us to grow revenues while incurring incremental costs that are proportionately lower than those applicable to our existing business, if the increased costs required to support our revenue growth turn out to be greater than anticipated, we may be unable to improve our profitability and/or cash flows even if revenue growth goals are achieved. In addition, improvements in our cost structure in the short term become more difficult as the amount of potential savings decreases due to the success of past savings initiatives;

•

periods of economic downturns or recessions may negatively impact us or our customers, including our customers’ ability to meet their payment obligations in a timely manner or at all and may also impact our ability to obtain future funding;

•	while capital expenditures have remained relatively stable in recent years, such levels may not be sustainable in the future, particularly as our business continues to grow;

•	our dependence on a number of key personnel;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in the majority of our customer contracts;

•	our reliance on a limited number of third party suppliers;

•	a change of control could lead to the termination of many of our government contracts;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by the industry of our next generation products;

•

the operation, administration, maintenance and repair of our systems require significant expense and are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives;

•

the failure of our operations support systems to perform as we expect could impair our ability to retain customers and obtain new customers, or provision their services, or result in increased capital expenditures;

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations;

•	we are exposed to significant contingent liabilities that could result in material losses that we have not reserved against;

•

cost of access represents our single largest expense and gives rise to material current liabilities. During 2007, certain telecommunications carriers from which we purchase access services demanded that we pay for access services on a timelier basis, which resulted in increased demands on our liquidity. If such demands were to continue to a greater degree than anticipated, we could be prevented from meeting our cash flow projections and our long term liquidity requirements;

•	our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation;

•

the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, which may conflict with our interests, together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent;

•

our ability to raise capital through financing activities, including the raising of any funds necessary to comply with certain provisions of the Indenture which require us to offer to repurchase our outstanding Notes upon occurrence of certain events under the Indenture;

•

our ability to access the credit markets to fund capital leases or other forms of equipment financing depends on market conditions and our credit profile at the time. The liquidity crisis that began in 2007 as a result of the collapse in the subprime mortgage market in the United States has adversely impacted the global credit markets and could make it more difficult for us to obtain such funding; and

•

the restrictive covenants of the Indenture and future debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under the Indenture and any future debt instruments even though we may be able to meet our debt service obligations.

For a more detailed description of many of these risks and important additional risk factors, see Item 3D “Key Information—Risk Factors,” in our 2007 annual report.

Executive Summary

Overview

We continue to be one of the leading providers in the UK of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary and the principal UK business of GCL.

Second Quarter 2008 Highlights

Our consolidated revenues increased by £7.8 million or 11% to £80.7 million in the second quarter of 2008 compared with £72.8 million in the same period of 2007. This increase was primarily due to revenues from new business and additional revenues from existing customers.

During the three months ended June 30, 2008 we posted an operating profit of £8.8 million and a net decrease in cash and cash equivalents of £5.7 million. We generated £2.9 million of operating cash flow after interest payments of £16.1 million. In the medium term, we expect our operating results and cash flows to continue to improve as a result of revenue growth and economies of scale associated with such growth, and from ongoing cost reduction initiatives to optimize our network and effectively lower unit costs. This revenue growth will depend on our ability to generate new revenue streams while managing significant attrition and erosion in existing contractual arrangements.

One of our principal customer relationships is with Camelot, the current holder of the license to operate the UK National Lottery. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Camelot has begun the migration of the network and expects to complete it by the time our contract is due to expire in January 2009. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, we expect that revenue from our relationship with Camelot will decline substantially through the fourth quarter of 2008 and the first quarter of 2009. Our revenue from sales to Camelot in 2007 was approximately £26.0 million.

Regulatory

As discussed in our 2007 annual report, in November 2007, the European Commission (“EC” or the “Commission”) published its proposals for a revision to the current regulatory framework applying in the telecommunications sector. These proposals included a number of measures that would affect the Company including, but not limited to, the creation of a new pan-EU regulatory body and a new right for the EC to intervene in and ultimately overturn decisions by national regulatory authorities. The package of Commission proposals is currently being reviewed in both EU Parliament committees and working groups of the Council of the EU which have been established for this purpose. Amendments to the November 2007 proposals are anticipated. The first reading of all the proposals, with a view to reaching a common position, is expected to be heard at a European Council meeting later in 2008. Formal adoption of new regulations is expected to take place during 2009, following either a second reading or a conciliation process. The Company is unable to fully assess the impact of these proposed revisions to the regulatory framework on its results or operations until the proposals are adopted.

In January 2007, Ofcom issued a statement in relation to a dispute between BT Group plc (“BT”) and Thus plc in relation to payment terms for certain wholesale services. The consequences of the determination required BT to amend, with effect from January 1, 2008, the rental terms for certain wholesale services in such a way that services are charged monthly in advance rather than quarterly in advance. With effect from January 2008, BT’s payment terms for Partial Private Circuit (“PPC”) products have been changed to monthly in advance rather than quarterly in advance, as was the case before January 2007.

As discussed in our 2007 annual report, in February 2007 Ofcom issued a report on the implementation of BT’s undertakings which raised concerns that BT had missed or was going to miss certain deadlines related to the delivery of “Equivalence of Inputs” (“EoI”) systems; these concerns are both in terms of the delay in moving to equivalence and the impact on future milestones. In June 2007, following a review of BT’s compliance with its obligation to physically separate all operational support systems by June 30, 2010, Ofcom placed new requirements on BT in relation to certain products, including access controls for and the migration of these products to physically separate systems by specific dates. Compliance with this initiative will be subject to external and internal audits. In October 2007, Ofcom agreed with BT to modify or relax certain undertakings relating to (i) certain procedural aspects of BT’s supply of broadband services; (ii) the applicability of certain backhaul EoI obligations during BT’s Next Generation Networks “Pathfinder” trial; and (iii) certain EoI obligations relating to short haul data services. In November 2007, BT’s Equality of Access Board published the results of its internal investigations into certain compliance matters which revealed three breaches concerning the use of non-EoI processes or systems for Openreach products by teams in BT. In a Regulatory Statement published in December 2007, Ofcom expressed a general level of satisfaction with BT’s progress towards full compliance with its various undertakings, although a number of specific concerns were highlighted in relation to service performance and new product development. In this Statement, Ofcom also noted that deployment of BT’s 21st Century Network has been subject to delays that have been unhelpful for the industry, and that BT would be obliged to produce a regular 3-month plan of record. The Company is unable to fully assess the impact on its results or operations but will continue to review the situation.

In March 2007, Ofcom issued a statement in relation to wholesale mobile voice call termination. As a consequence, a 4-year period of charge control has been introduced which will cap the average charges which all five UK mobile network operators (“MNOs”) may levy to terminate traffic originated on fixed networks. BT has appealed this Ofcom decision to the Competition Appeal Tribunal (“CAT”) seeking further reduction to the average charges. Hutchinson 3G (“H3G”) has also appealed this Ofcom decision and has additionally raised certain non-price issues with the CAT. In an order dated March 2008, the CAT referred those matters relating to the setting of prices to the Competition Commission. The Competition Commission has been ordered to complete its investigation into prices by the later of October 31, 2008 or two months after the CAT hands down judgment in the non-price issues raised by H3G. The Company is unable to fully assess the impact on its results or operations until the appeal process is concluded.

In July 2007, Ofcom published a series of determinations into disputes between BT and five MNOs regarding the price BT would be required to pay the MNOs for terminating calls on mobile handsets connected to their networks. These disputes relate to the period from September 2006 to March 2007 and the Ofcom determinations adversely affected the Company’s purchase of transit services from BT. While this impact is not believed to be material to the Company’s results or operations we are concerned that an unwelcome precedent may be set. The Company and others, including BT and two MNOs, have disputed the Ofcom determinations and our appeal was heard, along with others relating to regulation of mobile termination, at hearings of the CAT during January and February 2008. On May 20, 2008, the CAT handed down its judgment which upheld the appeal made by the Company and the adverse Ofcom Determinations have therefore been set aside. A further judgment was handed down by the CAT on August 15, 2008 in which the CAT directed Ofcom to require the MNOs to set termination rates for the relevant period at levels which will be at or below the rates the Company has been charged. Consequently, and contingent upon whether or not the CAT’s judgment on rates can be successfully appealed, the Company anticipates a positive but not material impact on its results and operations.

In June 2004, Ofcom issued its findings in respect of a leased line market review (“initial review”). A follow up review was performed in 2007 and Ofcom commenced a formal consultation on policy issues in January 2008. At the time of its initial review, Ofcom concluded that BT was dominant in certain wholesale leased line markets, and introduced price controls in respect of the terminating segment. The preliminary findings in the current consultation indicate that Ofcom believes that market dominance exists in both the terminating and trunk segment markets although not in respect of certain high bandwidth services. While Ofcom had anticipated introducing a new set of price controls in September 2008 to cover the period from October 2008 until September 2012, BT announced in July 2008, that it intends to delay until late October the publication of its 2007/8 Regulatory Financial Statement, which had been due in July 2008. Consequently, the Company anticipates that Ofcom will not be able to introduce new price controls until April 1, 2009. BT has stated that if the price control regulation requires any changes to BT’s prices for these regulated products, then the price changes will have effect retrospectively from October 1, 2008.

In June 2008, the Company filed a dispute with Ofcom in relation to the pricing of certain PPC products received from BT between June 2004 and April 2008. In July 2008, Ofcom announced that it had accepted the dispute for resolution. The Company is unable to fully assess the impact on its results or operations until the dispute resolution process is concluded.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and IFRS adopted by the European Union. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB; however, the differences have no impact on the Company’s condensed consolidated financial statements for the periods presented. These financial statements are as of and for the three and six month periods ended June 30, 2008 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. The application of IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures at the date of the financial statements and during the reporting period. Although these estimates are based on our knowledge of current events, actual amounts and our results could differ from those estimates. The estimates made are based on historical factors, current circumstances, and the experience and judgment of our management, who continually evaluate the judgments, estimates and assumptions and may employ outside experts to assist in such evaluations.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statements presentation, and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our 2007 annual report as management believes that there have been no significant changes regarding our critical accounting policies since such time.

Relationship with our Parent Company and its Affiliates

Operational Relationships

There have been no material changes in the nature of the related party transactions with Group Companies during the three and six months ended June 30, 2008. See “Item 5 Operating and Financial Review and Prospects—Overview—Relationship with our Parent Company and its Affiliates—Operational Relationships” in our 2007 annual report. See note 6 to the attached condensed consolidated unaudited financial statements for details of operational transactions with related parties in the three and six months ended June 30, 2007 and 2008.

Financial Relationships

There have been no material changes in the nature of the related party transactions with Group Companies during the three and six months ended June 30, 2008. See “Item 5 Operating and Financial Review and Prospects—Overview—Relationship with our Parent Company and its Affiliates—Financial Relationships” in our 2007 annual report. See note 6 to the attached condensed consolidated unaudited financial statements for details of financial transactions with related parties in the three and six months ended June 30, 2007 and 2008.

Results of Operations for the three months ended June 30, 2007 and 2008

The following table summarizes our income statements for the three months ended June 30, 2007 and 2008.

	Three Months Ended June 30,		Change	% Change
	2007	2008
	(in thousands)
Revenue	£72,843	£80,673	£7,830	11%
Cost of sales	(43,139)	(49,628)	(6,489)	(15)%

Gross profit	29,704	31,045	1,341	5%

Operating expenses:
Distribution costs	(3,872)	(4,660)	(788)	(20)%
Administrative expenses	(20,173)	(17,597)	2,576	13%

	(24,045)	(22,257)	1,788	7%

Operating profit	5,659	8,788	3,129	55%
Finance revenue	809	1,044	235	(29)%
Finance charges	(6,854)	(8,639)	(1,785)	(26)%
Tax (charge)/benefit	(645)	51	696	NM

(Loss)/profit for the period	£(1,031)	£1,244	£2,275	NM

NM—zero	balances and comparisons from positive to negative numbers are not meaningful

Discussion of all significant variances

Revenue

	Three Months Ended June 30,		Change	% Change
	2007	2008
	(in thousands)
Enterprise	£60,354	£64,351	£3,997	7%
Carrier data	11,097	14,579	3,482	31%

	71,451	78,930	7,479	10%
Carrier voice	1,267	1,618	351	28%

Revenue from third party customers	72,718	80,548	7,830	11%
Revenue from other Group Companies	125	125	—	NM

Revenue from customers	£72,843	£80,673	£7,830	11%

NM—zero	balances and comparisons from positive to negative numbers are not meaningful

Our consolidated revenues increased in the three months ended June 30, 2008 compared with the same period in 2007 primarily due to (i) additional revenues from new business with existing and new customers within both the enterprise (in particular a significant contract, signed in October 2007, in the government sector) and carrier data channels as a result of strong demand for our IP services; and to a lesser extent, (ii) incremental billing opportunities of approximately £1.3 million that were billed and recognized as a result of a contract review of certain legacy Fibernet carrier customers.

We continue to see strong customer demand in the carrier data channel. A number of our UK carriers in this area continue to further enhance both their consumer broadband and next generation networks, which has presented us with increased selling opportunities. In addition to successfully cross-selling GCUK products to the customers acquired with Fibernet, we have also been successful in cross-selling existing Fibernet products into our legacy GCUK customer base.

Sales order values remain consistent with those seen in the first quarter of 2008 and throughout 2007. Sales order values is a metric used by management as a leading business indicator offering insight into near revenue trends. The gross value of these monthly recurring orders are estimated based on new business acquired without taking into account the effect of attrition or the replacement of existing services with new services or credits. The UK telecommunications market remains highly competitive leading to continued pricing pressure on both renewals of existing customers and new business.

We have recently recruited an additional 15 enterprise sales staff to take advantage of opportunities identified within the UK market and anticipate that we will begin to realize benefit from this initiative during the fourth quarter of 2008.

One of our principal customer relationships is with Camelot, the current holder of the license to operate the UK National Lottery. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Camelot has begun the migration of the network and expects to complete it by the time our contract is due to expire in January 2009. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, we expect that revenue from our relationship with Camelot will decline substantially through the fourth quarter of 2008 and the first quarter of 2009. Our revenue from sales to Camelot in 2007 was approximately £26.0 million.

Cost of Sales

	Three Months Ended June 30,		Change	% Change
	2007	2008
	(in thousands)
Cost of access	£21,636	£25,105	£3,469	16%
Customer-specific costs(1)	8,116	9,849	1,733	21%
Depreciation and amortization	8,843	10,115	1,272	14%
Third-party maintenance	4,544	4,559	15	NM

	£43,139	£49,628	£6,489	15%

(1)	For operating leases and cost-plus arrangements only.

The increase in cost of access is primarily due to additional traffic associated with both enterprise and carrier channel growth, partially offset by the impact of reclassifying Fibernet customer connection costs from cost of access to depreciation and amortization in the third quarter of 2007.

The increase in customer-specific costs primarily relates to an increase in costs associated with a significant contract, signed in October 2007, in the government sector.

The increase in depreciation and amortization is primarily due to (i) the impact of reclassifying Fibernet customer connection costs, described above; and (ii) additions to property, plant and equipment.

Distribution Costs

The increase in our distribution costs in the second quarter of 2008 compared with the same period in 2007 was primarily due to higher staff costs as a result of (i) the recently recruited sales staff (discussed above); and (ii) higher commissions paid to sales employees.

Administrative Expenses

The decrease in administrative expenses in the second quarter of 2008 compared with the second quarter of 2007 was primarily due to (i) lower staff costs as a result of (a) employee reductions in the second quarter of 2007 and (b) a staff motivation and retention program introduced in March 2007 which was not repeated in second quarter of 2008; (ii) the inclusion in the second quarter of 2007 of restructuring charges relating to employee reductions; and (iii) a lower intercompany management fee (comprising costs charged under the corporate services and shared services agreement) in the second quarter of 2008.

Finance Revenue

The increase in finance revenue in the second quarter of 2008 compared with the same period of 2007 is primarily due to a more favorable exchange rate movement on the US dollar-denominated intercompany loan with GCE in the second quarter of 2008 compared with the same period in 2007, partially offset by lower interest receivable on cash balances.

Finance Charges

The increase in finance charges in the second quarter of 2008 compared with the second quarter of 2007 was primarily due to a less favorable exchange rate movement on the US dollar-denominated Senior Secured Notes in the second quarter of 2008 compared with the same period in 2007.

Taxation

During the three months ended June 30, 2007 and 2008, we recognized a current year tax charge of £0.3 million and a current tax credit of £0.1 million, respectively. The charge (credit reflecting a reduction in a previously recorded charge) is the amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the three months ended June 30, 2007 we incurred a deferred tax charge of £0.3 million which reflected the effect on the future value of the Company’s recognized deferred tax asset of the UK Government’s then proposal to reduce the UK corporation tax rate from 30% to 28% with effect from April 1, 2008.

Results of Operations for the six months ended June 30, 2007 and 2008

The following table summarizes our income statements for the six months ended June 30, 2007 and 2008.

	Six Months Ended June 30,
	2007	2008	Change	% Change
		(in thousands)
Revenue	£147,933	£159,075	£11,142	8%
Cost of sales	(89,446)	(98,220)	(8,774)	(10)%

Gross profit	58,487	60,855	2,368	4%

Operating expenses:
Distribution costs	(7,593)	(8,733)	(1,140)	(15)%
Administrative expenses	(37,026)	(34,584)	2,442	7%

	(44,619)	(43,317)	1,302	3%

Operating profit	13,868	17,538	3,670	26%
Finance revenue	2,088	2,080	(8)	NM
Finance charges	(15,562)	(17,374)	(1,812)	(12)%
Tax charge	(905)	(193)	712	79%

(Loss)/profit for the period	£(511)	£2,051	£2,562	NM

NM—zero	balances and comparisons from positive to negative numbers are not meaningful

Discussion of all significant variances

Revenue

	Six Months Ended June 30,
	2007	2008	Change	% Change
		(in thousands)
Enterprise	£123,855	£127,848	£3,993	3%
Carrier data	21,193	28,040	6,847	32%

	145,048	155,888	10,840	7%
Carrier voice	2,635	2,937	302	11%

Revenue from third party customers	147,683	158,825	11,142	8%
Revenue from other Group Companies	250	250	—	NM

Revenue from customers	£147,933	£159,075	£11,142	8%

NM—zero	balances and comparisons from positive to negative numbers are not meaningful

Our consolidated revenues increased in the six months ended June 30, 2008 compared with the same period in 2007 primarily due to (i) additional revenues from new business with existing and new customers within both the enterprise (in particular a significant contract, signed in October 2007, in the government sector) and carrier data channels as a result of strong demand for our IP services; and to a lesser extent, (ii) incremental billing opportunities of approximately £1.3 million that were billed and recognized as a result of a contract review of certain legacy Fibernet carrier customers in the period.

We continue to see strong customer demand in the carrier data channel. A number of our UK carriers in this area continue to further enhance both their consumer broadband and next generation networks, which has presented us with increased selling opportunities. In addition to successfully cross-selling GCUK products to the customers acquired with Fibernet, we have also been successful in cross-selling existing Fibernet products into our legacy GCUK customer base.

Sales order values remain consistent with those seen in 2007. Sales order values is a metric used by management as a leading business indicator offering insight into near revenue trends. The gross value of these monthly recurring orders are estimated based on new business acquired without taking into account the effect of attrition or the replacement of existing services with new services or credits. The UK telecommunications market remains highly competitive leading to continued pricing pressure on both renewals and new business.

We have recently recruited an additional 15 enterprise sales staff, the majority of whom joined in 2008, to take advantage of opportunities identified within the UK market and anticipate that we will begin to realize benefit from this initiative during the fourth quarter of 2008.

One of our principal customer relationships is with Camelot, the current holder of the license to operate the UK National Lottery. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Camelot has begun the migration of the network and expects to complete it by the time our contract is due to expire in January 2009. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, we expect that revenue from our relationship with Camelot will decline substantially through the fourth quarter of 2008 and the first quarter of 2009. Our revenue from sales to Camelot in 2007 was approximately £26.0 million.

Cost of Sales

	Six Months Ended June 30,
	2007	2008	Change	% Change
		(in thousands)
Cost of access	£44,684	£49,153	£4,469	10%
Customer-specific costs(1)	18,244	19,869	1,625	9%
Depreciation and amortization	17,298	20,222	2,924	17%
Third-party maintenance	9,220	8,976	(244)	(3)%

	£89,446	£98,220	£8,774	10%

(1)	For operating leases and cost-plus arrangements only.

The increase in cost of access is primarily due to additional traffic associated with both the enterprise and carrier customer wins described above, partially offset by the impact of reclassifying Fibernet customer connection costs from cost of access to depreciation and amortization in the third quarter of 2007.

The increase in customer-specific costs primarily relates to an increase in costs associated with a significant contract, signed in October 2007, in the government sector, partially offset by a reduction in the cost of equipment sales in 2008 when compared to the same period in 2007.

The increase in depreciation and amortization is primarily due (i) the impact of reclassifying Fibernet customer connection costs, described above; and (ii) additions to property plant and equipment.

Distribution Costs

The increase in our distribution costs in the first half of 2008 compared with the same period in 2007 was primarily due to (i) recruitment and payroll costs associated with the additional sales staff described above; and (ii) higher commissions paid to sales employees.

Administrative Expenses

The decrease in administrative expenses in the first half of 2008 compared with the first half of 2007 was primarily due to (i) lower staff costs as a result of (a) employee reductions in the second quarter of 2007 and (b) a staff motivation and retention program introduced in March 2007 which was not repeated in 2008; (ii) the inclusion in the second quarter of 2007 of restructuring charges relating to employee reductions; (iii) a lower intercompany management fee (comprising costs charged under the corporate services and shared services agreement) in the first half of 2008; (iv) a restructuring credit in the first quarter of 2007 resulting from the Company’s decision to reoccupy a building previously restructured which was partially offset by changes made to our assumptions relating to other restructured properties; and (v) a reduction in utility costs in the first quarter of 2007 as a result of a favorable settlement of prior year charges with a vendor.

Finance Charges

The increase in finance charges in the first half of 2008 compared with the first half of 2007 was primarily due to a less favorable exchange rate movement on the US dollar-denominated Senior Secured Notes in first half of 2008 compared with the same period in 2007.

Taxation

During the six months ended June 30, 2007 and 2008, we recognized a current year tax charge of £0.5 million and £0.2 million, respectively, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the six months ended June 30, 2007, we incurred a deferred tax charge of £0.4 million which reflected the effect on the future value of the Company’s recognized deferred tax asset of the UK Government’s then proposal to reduce the UK corporation tax rate from 30% to 28% with effect from April 1, 2008.

Liquidity and Capital Resources

Financial Condition and Liquidity

At June 30, 2008 our available liquidity consisted of £27.4 million of cash and cash equivalents. Our liquidity requirements arise primarily from capital expenditures, finance charges, and to a lesser extent, working capital requirements.

We may, from time to time, loan funds to our parent and other Group Companies. We cannot pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. We do not expect this to occur for some time and any funds to be upstreamed to our parent or other Group Companies will continue to be in the form of intercompany loans. The terms of any intercompany loan made by us to our parent or other Group Companies are negotiated at the time the loans are made in light of our ongoing liquidity requirements, the restrictions contained in the covenants in the Indenture, the GCL Senior Secured Term Loan Facility (which facility requires any such future loans to be subordinated to the obligations thereunder of our parent or such other Group Companies) and the requirements of English law. At June 30, 2008, there was an outstanding intercompany loan balance of $50.4 million (equivalent to £25.3 million on that date) due to us which is guaranteed by GCL. This loan balance matures five business days prior to the December 15, 2014 scheduled maturity of the Senior Secured Notes, bears an effective interest rate of 13.5%, and is unsecured. Although the borrower may elect to repay early without penalty at any time, the Company may demand repayment only in the event of a default under the Indenture which would result in the accelerated repayment of the outstanding principal amount of Senior Secured Notes.

Within 120 days after the period ending December 31, 2005 and each 12 month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Operating Cash Flow (as defined in the Indenture) from that period (the “Annual Repurchase Offer”). Operating Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the year ended December 31, 2007, the Company made an offer for and purchased £1.2 million of Notes. If the current year to date results were the results for the full year to December 31, 2008, the Company would be obliged to make an Annual Repurchase Offer of approximately £6.0 million, exclusive of accrued but unpaid interest.

During the six months ended June 30, 2008, net cash provided by operating activities and investing activities was £9.4 million. In the medium term we expect our operating results and cash flows to continue to improve as a result of revenue growth including economies of scale associated with such growth, and from ongoing cost reduction initiatives to optimize our network and effectively lower unit costs. This revenue growth will depend on our ability to generate new revenue streams while managing the significant attrition and price erosion in existing contractual arrangements. Over time, we expect these improvements to more than offset the increased interest expense resulting from the significant increase to our debt balance since the acquisition of Fibernet and the issuance of the Additional Notes. Thus, in the long-term we expect to increase our cash flow from operating activities. In addition, following the substantial completion of capital expenditures required by the Vodafone network construction contract and certain other network enhancements in 2007, cash used in investing activities has decreased in the first half of 2008 compared with the same period in 2007. In the future we may incur greater than anticipated capital expenditures where favorable business opportunities are presented. In the short term we expect to continue to use finance leases and other forms of equipment financing and cash on hand to meet our cash needs. Although operational constraints require us to maintain a significant minimum cash balance, we believe that our cash balance will be sufficient to enable us to reach the point of generating positive cash flows from operating and investing activities in the longer term.

Our ability to access the credit markets to fund capital leases or other forms of equipment financing depends on market conditions and our credit profile at the time. The liquidity crisis that began in 2007 as a result of the collapse in the subprime mortgage market in the United States has adversely impacted the global credit markets and could make it more difficult for us to obtain such funding.

In 2007 we signed an agreement for a £5.0 million finance lease facility, of which £2.0 million had been drawn down as at June 30, 2008. Use of the undrawn facility, which is currently unavailable to us, is under discussion with the Lender. Interest on this facility is incurred at the lenders’ cost of funds plus 6.25%, with a repayment period of 3 years from date of draw down. The amounts currently drawn down bear interest at rates between 12.29% and 12.56%, with lease repayments being made until September 2010.

In the first quarter of 2008, we signed an agreement for a £3.9 million finance lease facility which is available for draw down, subject to customary conditions, until December 31, 2008, to purchase equipment used to provide a managed telecommunications service to certain customers. Interest on this facility is incurred at the lenders’ cost of funds plus 5.25%, with lease repayments being made until February 2011.

Cash Flow Activity

The table below shows our net cash flow for the six months ended June 30, 2007 and 2008.

	Six Months Ended June 30,
	2007	2008	Change	% Change
		(in thousands)
Net cash provided by operating activities	£7,385	£17,570	£10,185	138%
Net cash used in investing activities	(13,521)	(8,188)	5,333	39%
Net cash provided by/(used in) financing activities	321	(5,968)	(6,289)	NM

Net (decrease)/increase in cash and cash equivalents	£(5,815)	£3,414	£9,229	NM

NM—zero	balances and comparisons from positive to negative numbers are not meaningful

Net Cash Flow provided by operating activities

During the six months ended June 30, 2008, net cash provided by operating activities increased £10.2 million to £17.6 million when compared with the same period in 2007. The increase is primarily due to our efforts in the first quarter of 2007 to significantly reduce days payable outstanding with key access vendors and, to a lesser extent, due to additional cash flows generated from new business.

Net cash used in investing activities

During the six months ended June 30, 2008, net cash used in investing activities decreased £5.3 million to £8.2 million compared with the same period in 2007. The decrease is primarily due to the substantial completion of the capital expenditures associated with the delivery of the Vodafone network construction contract in 2007.

Net cash used in financing activities

During the six months ended June 30, 2008, net cash used in financing activities was £6.0 million, compared with £0.3 million net cash provided by financing activities in the same period in 2007. This represents an increase of net cash used in financing activities of £6.3 million. The increase is primarily due to (i) repayment of an intercompany loan balance, in full, in the second quarter of 2007; (ii) the completion of the excess cash offer in respect of the year ended December 31, 2007; and (iii) timing of payments due to certain key finance lease creditors.

Indebtedness

At June 30, 2008, we had £249.3 million of outstanding indebtedness, consisting of £248.2 million of Senior Secured Notes and £1.1 million in respect of other debt obligations. We were in compliance with all covenants in the Indenture as at June 30, 2008.

We have capitalized commitments for property, plant and equipment that qualify as obligations under finance leases. At June 30, 2008, a total of £26.2 million was outstanding in respect of finance lease obligations. Our lease with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network. At June 30, 2008, the total liability under the Network Rail lease was £15.5 million, a decrease in our liability of £1.4 million during the six months ended June 30, 2008. Our other finance leases have a total liability of £10.7 million outstanding and include leases of voice equipment supporting various customers. Obligations under finance leases are recognized as current and non current liabilities in the condensed consolidated balance sheets.

Contractual Cash Commitments

During the six months ended June 30, 2008 we did not enter into any material contractual cash commitments.

Credit risk

We are subject to concentrations of credit risk in our trade receivables. Substantially all our customers are UK based, both large and small, and operate in a number of different industries. As of June 30, 2008 and December 31, 2007, the receivables related to our carrier sales channel represented approximately 22.5% and 11.9%, respectively, of our consolidated receivables. Also as at June 30, 2008 and December 31, 2007, the receivables due from various agencies of the UK Government together represented approximately 37.3% and 49.7%, respectively, of our consolidated receivables.

Item 3. Controls and Procedures

Review of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Although not required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report, our management, with the participation of our Managing Director (the principal executive officer) and Chief Financial Officer (the principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures. Based upon management’s evaluation, our Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of June 30, 2008.

Changes in Internal Control over Financial Reporting

During the second quarter of 2008, there were no material changes in our internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: September 11, 2008